

October 20, 2014

Via E-mail
David M. Cleff
Executive Vice President of Business Affairs,
General Counsel and Secretary
State National Companies, Inc.
1900 L. Don Dodson Drive
Bedford, Texas 76021

> **Re:** **State National Companies, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed October 3, 2014**
> **File No. 333-197441**

Dear Mr. Cleff:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations for the Six Months Ended June 30, 2014 compared with the
Six Months Ended June 30, 2013, page 50

1. Please refer to your response to prior comment number 2. Please revise your disclosure to address the specific factors that lead to the $7.7 million increase. In addition, your revised disclosure appears to say that the increase in the 2014 period related to 2013 performance. Please tell us why the expenses related to the 2013 performance were not accrued for in the 2013 fiscal period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Wuenschell at (202) 551- 3705 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
J. Brett Pritchard
Locke Lord LLP
111 South Wacker Drive
Chicago, Illinois 60606